EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 14, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Investor Relations

Press Release

MANUEL PIZARRO MORENO, APPOINTED CHAIRMAN OF ENDESA BY THE COMPANY'S BOARD OF DIRECTORS

New York, May 14th, 2002. - Today the Board of Directors of ENDESA **(NYSE:ELE)** has appointed Mr. Manuel Pizarro Moreno as Chairman, as per the proposal of the now former Chairman Mr. Rodolfo Martín Villa.

Mr. Pizarro has proposed to the Board, and the latter has appointed Mr Rodolfo Martín Villa as Honorary Chairman of the company, in the same condition as Mr. Feliciano Fuster.

Mr. Manuel Pizarro Moreno has been a board member of ENDESA since 18th October 1996. He has been part of its Executive Committee since March 1997 and has been Vice Chairman since July 1998. Due to Ibercaja's presence in Endesa's share capital, Mr Pizarro is part of the group of directors whose presence at the Board is derived from a shareholding in the company.

Mr. Pizarro has a Degree in Law from the Universidad Complutense de Madrid, is an Advocate of the State and Licensed Broker. He is also an elected member of the Spanish Royal Academy of Legislation and Jurisprudence, member of the Patronage of the Universidad Pontificia de Salamanca, Chairman of the Patronage of the National Park of Ordesa and Monte Perdido and Vice Chairman of the Patronage of the National Museum of Archaeology, where he chairs its permanent committee.

Mr. Pizarro is also Vice Chairman of the Madrid Stock Exchange and Chairman of Ibercaja and the Spanish Savings Banks Confederation.

As per the proposal made by Mr. Pizarro, the Board of Directors has confirmed Mr. Rafael Miranda as Endesa's CEO, as well as the rest of the company's management team.

For additional information please contact Jacinto Pariente, North America Investor Relations Office
212 750 72 00.
ir@endesa.es.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: May 14, 2002

By: ____________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations